SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON with strong orders and revenues in Q1/2008 / Q1/2008 Revenues reach EUR 62.6 million / Q1/2008 EBIT at EUR 8.7m, 14% Margin / Q1/2008 Order Intake remains high at EUR 85.5m / Guidance for Full Year 2008 of EUR 270-300m Revenues and 10-12% EBIT reiterated

Aachen, Germany, May 8, 2008 - AIXTRON AG, worldwide leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first three months, ended March 31, 2008.

Key Financials

	2008	2007	Change
(million EUR)	Q1	Q1
Revenues	62.6	63.8	-2%
Gross profit	24.5	24.2	1%
Gross margin, % revenues	39%	38%	1 p.p.
EBIT	8.7	8.2	6%
EBIT, % revenues	14%	13%	1 p.p.
Net result	5.9	7.6	-22%
Net result, % revenues	9%	12%	-3 p.p.
Net result per share - basic (EUR)	0.07	0.09	-22%
Net result per share - diluted (EUR)	0.07	0.09	-22%
Free cash flow	12.9	-6.1
Equipment Order Intake	85.5	40.5	111%
Equipment Order Backlog (End of Period)	157.3	70.0	125%

Operative Highlights

In the first Quarter of 2008, AIXTRON delivered total revenues of EUR 62.6m, a marginal decrease of 2% year-on-year (Q1/ 2007: EUR 63.8m). Reflecting the further increasing percentage of common platform system revenues, paired with a favorable product mix both offsetting the negative effect of a weak US-Dollar against the Euro, the gross margin improved by 1 percentage point year-on-year, culminating in a 39 percent gross margin performance by the end of first Quarter 2008. AIXTRON's Q1/2008 EBIT figure is EUR 8.7m, 6% up compared to EUR 8.2m year-on-year. In Q1/2008, AIXTRON reports a net result of EUR 5.9m down from EUR 7.6m year-on-year, mainly due to a higher tax rate following consistently positive results. The free cash flow improved from negative -6.1 to 12.9m in Q1/2008, the positive development being mainly due to a higher operating cash flow. The equipment order intake increased significantly in Q1/2008 by 111% to EUR 85.5m compared to EUR 40.5m in Q1/2007. Order backlog stood at EUR 157.3m at the end of the first Quarter of 2008, a 125 percent increase compared with Q1/2007 (EUR 70.0m).

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'I am very pleased to report another quarter with a very high order intake figure reflecting the strong demand mainly for equipment to produce LEDs for emerging backlighting applications. As reported before and as expected, we have seen some evidence of softening in inquiry levels, which lead us to believe that we are probably at the apex of the current demand cycle. However, speaking at the mid way point in Q2, we already have a positive view of the Order Intake development in this quarter. This is a very encouraging start to what we are projecting to become one of the most successful years in the company's 25 year history.'

Outlook

Following the continued positive revenue and EBIT development, AIXTRON management reiterated the full year 2008 guidance of EUR 270m-300m revenues and an EBIT Margin of 10-12% for the calendar year.

Financial Tables

The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group interim report for the first three months ended March 31, 2008.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, May 8th, 2008, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2008 results. From 2:45 p.m. CET (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (30) 86871-799. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	May 8, 2008	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO